Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

October 15, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:    Penn Mutual Variable Life Account I (File Nos. 333-054662 and 811-05006)

Ladies and Gentlemen:

On behalf of Penn Mutual Variable Life Account I (the “Registrant”), a separate account of The Penn Mutual Life Insurance Company (the “Company”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically on September 3, 2019 with respect to Post-Effective Amendment No. 39 to the Registrant’s registration statement which was filed with the Commission on July 17, 2019. The following is a summary of the comments received from the Staff and the Registrant’s responses.

1.       Comment: On the cover page with respect to the Rule 30e-3 disclosure, two sentences of the standard disclosure are missing with respect to shareholders who have already elected to receive shareholder reports electronically.

Response: We have not included the relevant disclosure because the Registrant currently does not have an electronic delivery program whereby contract owners would have already elected to receive shareholder reports electronically.

2.       Comment: Under “Guide to Reading This Prospectus – In the first paragraph there is a sentence that states that “Your rights and obligations under the Policy are determined by the language of the Policy itself.” This suggests that the Contract controls over the Prospectus, and it is not permitted to disclaim this. If the sentence is removed, it would satisfy the comment.

Response: The sentence has been revised so as not to suggest that the Contract controls over the Prospectus.

3.       Comment: Under “Benefit Summary – No-Lapse Feature” – There is a sentence that states that “policy distributions” will affect the no-lapse guarantee. Please clarify what policy distributions means. If this is intended to refer to policy withdrawals, please make that clearer.

Response: The relevant sentence has been deleted as disclosure about the impact of partial withdrawals on the no-lapse feature is already included.

4.       Comment: As a general comment, please review the terminology for “Investment Options.” Does the term refer to only subaccount or variable investment options? It also seems to refer to fixed account options as well. Please clarify whether the term is meant to apply to fixed or variable accounts or both.

Response: We have sought to use the terms “Variable Investment options” and “Fixed Account options” throughout the Prospectus in order to clarify these terms, and to use the term investment options when generically referring to either type of investment option.

5.       Comment: Under “Benefit Summary – Taxes” – There is another reference to distributions. Please make clear what distributions are being described.

Response: The requested changes have been made under the “Benefit Summary – Taxes” section.

6.       Comment: Under “Risk Summary - Investment Performance,” please disclose that if the underlying funds perform poorly the owner may need to pay more premiums to keep the policy from terminating, and poor performance could also mean that the owner will lose some or all of the premiums paid.

Response: The requested disclosure has been added under “Risk Summary - Investment Performance” and “Risk Summary-Lapse.”

7.       Comment: Also in the “Risk Summary” section, pursuant to Item 2(b) of Form N-6, please state that the company can increase without consent any charge that the owner currently pays at less than the maximum amount. Also state here that all amounts that are paid from the general account, including amounts under the fixed account, death benefit and insurance guarantees are subject to the company’s insurance claims paying ability and financial strength.

Response: The requested has been added in the Risk Summary section under “Risk of an Increase in Current Fees and Expenses” and “General Account.”

8.       Comment: Please note the following comments on the “Transaction Fees” section of the fee table:

a.

Under the fee table with respect to the Surrender Charge listed in the first column – Please simplify the disclosure to one row that addresses the Surrender Charge in the fee table. Please delete additional wording about a decrease in the Specified Amount during the first five policy years and state what the charge is, whether it applies to a surrender or a decrease in the Specified Amount.

b.

In Footnote 3 to the fee table, please disclose that the charge shown in the table may not be representative of the charge that a particular policy holder may pay. See Form N-6, Instruction 3(b) to Item 3.

c.	In Footnote 6 to the fee table, update to take out the reference to a traditional loan since the disclosure applies for both types of loans.

d.	In order to make the Prospectus read more as “plain English”, consider combining Footnotes 5 and 8 to the fee table.

Response: The requested changes have been made in the “Transaction Fees” section of the fee table.

9.      Comment: Please note the following comments on the “Periodic Charges Under the Policy” section of the fee table:

a.	For the “Cost of Insurance Charges” for the representative, please indicate that this is in the first policy year.

b.	For the “Expense Charge”, please disclose in a footnote the items that are required by Instruction 3(b) of Item 3 of Form N-6.

c.

In the “Amount Deducted” column for the expense charge per $1000 of Specified Amount, or increase in Specified Amount - for the representative expense charge, please take out the reference to the non-tobacco male insured since the charge only varies by age.

d.

Under the expense charge per $1000 of Specified Amount, under the maximum charge and current charge for the representative, please specify that the charge of 49 cents per $1000 of initial specified amount applies to both the initial amount and any increase.

e.

For the Mortality and Expense Risk Charge, please show the annualized charges as well as the monthly percentage. Clarify that this is based on the policy value in the sub-accounts in the “Amount Deducted” column.

f.	Please add the asset-based index account charges in the fee table.

g.

In Footnote 1 under “Periodic Charges under the Policy” in the fee table, clarify the cost of insurance charge may not be representative of the charge that an owner may pay. See Instruction 3(b) of Item 3 of Form N-6.

Response: Except for item 9(c) noted above, the requested changes have been made in the “Periodic Charges Under the Policy” section of the fee table. With respect to Item 9(c), the requested change has not been made because the expense charge does vary by sex and by tobacco use, and not solely by age.

10.     Comment: Please note the following comments on the “Periodic Charges Under Optional Supplemental Riders” section of the fee table:

a.	Under the riders, for Additional Insured Term Insurance, in the heading please clarify that the Expense Charge is for each additional insured under the rider.

b.

Under the Waiver of Surrender Charges rider, in the column showing the “Amount Deducted” – Per $1000 of original or increase in the Specified Amount of Insurance- Please clarify that this maximum 57 cents charge is not just on the Specified Amount but also applies to insurance provided by any supplemental term insurance riders. This revision should be made through the whole section (in six spots).

c.	Under the Children’s Term Insurance rider – Please review whether Footnote 1 applies because the charge is a flat rate and doesn’t vary.

d.

Under the Cash Value Enhancement rider- Consistent with the comment under (b) above, this is another rider where the charge is based on the Specified Amount plus insurance provided by any supplemental term insurance riders. This revision should be made through the whole section (in four spots).

e.

Under the Guaranteed Option to Increase Specified Amount rider – Please explain supplementally why the representative is 25 and not 45. Please clarify what “guaranteed option amount” means in the “Amount Deducted” column.

f.

Under the Supplemental Term Insurance rider – In the first column, the disclosure states that the charge is “within the first 9 policy years or within the first 9 years following an increase in the Specified Amount.” Any term insurance should be on the “term insurance benefit” and not on the Specified Amount. The same comments apply from Item 8(a) above.

g.

Under the Cost of Insurance charges for the Supplemental Term Insurance rider – We note the current expense charge component for the first 60 months. What is the current charge from 61-120 months - please clarify since the maximum charge goes to 120 months. Please also make any corresponding changes to the information regarding the representative.

Response: The requested changes have been made in the “Periodic Charges Under Optional Supplemental Riders” section of the fee table. With respect to Item 10(e) above, the applicable representative is aged 25 because an individual aged 45 would be outside of the permitted issue age range for the Guaranteed Option to Increase Specified Amount rider.

11.     Comment: For the Underlying Fund Annual Expenses table – Please clarify in the disclosure that the information is for the year ended 12/31/2018.

Response: The requested changes have been made to clarify that the information is for the year ended 12/31/2018.

12.     Comment: On page 18 of the Prospectus, under the “No-Lapse Feature” there are references to policy distributions – Please clarify whether that means partial withdrawals.

Response: Changes have been made to remove the reference to policy distributions as the disclosure already explains the impact of partial withdrawals.

13.     Comment: Under “Lapse and Reinstatement” on page 18 of the Prospectus –

a.

Please note that Item 11(c) of Form N-6 requires the registrant to state how cash value, surrender value and the death benefit are determined during the grace period. If the values are determined in the same manner as prior to lapse, a statement to that effect is sufficient.

b.

Also, in the last paragraph of this section, it states that the owner will have to pay a minimum amount of premium. Pursuant to Item 11(d) of Form N-6, please specify how the minimum amount of premium is determined (e.g., sufficient to cover 3 months of charges and any outstanding loan repayments).

c.	This paragraph references terms and conditions “as specified in policy.” Please describe here all material terms and conditions applicable to reinstatement rather than refer to the policy.

d.	Please state whether the no-lapse feature and any riders that were in effect prior to lapse will resume upon reinstatement.

Response: The requested changes have been made.

14.     Comment: Under “Change of Death Benefit Option” on page 20 of the Prospectus– Please take out “and” at the end of the second bullet.

Response: The requested change has been made.

15.     Comment: Under “Changes in the Specified Amount of Insurance” on page 20 of the Prospectus – Please disclose that a surrender charge applies if the Specified Amount decreases in the first five policy years. Please add a statement or additional bullets in the second set of bullets in this section.

Response: The requested changes have been made.

16.     Comment: Under “What is the Value of My Policy?” – Please consider defining net cash surrender value here. It would be helpful to have the definitions under the policy value discussion.

Response: The requested changes have been made.

17.     Comment: Per Item 8(b) of Form N-6, please explain how investment performance of funds, expenses, and deduction of charges affect policy value, cash surrender value, and net cash surrender value.

Response: The requested changes have been made.

18.     Comment: On page 23 of the Prospectus, with respect to the dollar cost averaging accounts, please explain supplementally how dollar cost averaging is advantageous for the indexed fixed account where the owner is not purchasing fund shares and there is no need to spread out investments over a period of time to avoid purchases when markets are high.

Response: With respect to the indexed fixed account, the dollar cost averaging accounts are provided as a matter of convenience for those contract owners who wish to invest smaller amounts over time. In addition, with the point-to-point index performance calculation, dollar cost averaging may also be beneficial as the owner may limit exposure to a segment that is commenced when the S&P 500 Index is at a high point.

19.     Comment: On page 24 of the Prospectus, “What are the Fees and Charges under the Policy,” under the list of charges from the policy value allocated to the separate account – Please add the Percent of Premium Charge to this list.

Response: The requested changes have been made.

20.     Comment: On page 24, under “Monthly Deductions - Insurance Charge” – Please identify the factors that affect the amount at risk, including investment performance, payment of premiums, and charges. See Instruction 2 of Item 5 of Form N-6. Also, on page 24, please state that monthly deductions are taken from policy value pursuant to Item 5(a) of Form N-6. In the middle of the “Monthly Deductions - Insurance Charge” paragraph – it states that “The table of rates we use will vary by issue age, policy duration and the insurance risk characteristics.” What are the insurance risk characteristics? Is anything besides gender applicable? If the only characteristic is gender, please just state gender as applicable.

Response: The requested changes have been made.

21.     Comment: Item 5(a) of Form N-6 requires that for each charge, the registrant include a brief explanation of what is providing consideration for the charge. Please review the disclosure to explain what is providing consideration for the charges.

Response: Additional explanations have been included to explain what is providing consideration for each charge.

22.     Comment: Under “Monthly Deductions - Optional Supplemental Rider Charges” on page 25 – Please provide a cross reference to the section where the rider charges are described.

Response: The requested changes have been made.

23.     Comment: Under “Transfer Charge”, please disclose whether the $10 is deducted from policy value or from the amount transferred.

Response: The requested change has been made to indicate that the amount would be deducted from the amount transferred.

24.     Comment: Under “Surrender Charge” on page 26, for a decrease in the Specified Amount, please disclose how the surrender charge will be deducted from policy value. Will it be pro rata among all subaccounts and the fixed account options? Please see Instruction 1 to Item 5(a) of Form N-6.

Response: The requested changes have been made to indicate that the surrender charge will be deducted pro rata among the variable investment options and fixed account options, except for the fixed dollar cost averaging account.

25.     Comment: On page 27, under “Policy Loan”, please describe the traditional loan charges here per Item 5(a) of Form N-6. Charges should be described here in the section related to charges.

Response: The requested changes have been made.

26.     Comment: Please state that charges are deducted from and expenses are paid out of the assets of the portfolio companies – See Item 5(b) of Form N-6.

Response: The requested disclosure has been added under “Description of Underlying Fund Charges.”

27.     Comment: Under the Section “What are the Supplemental Riders That I can Buy?” on page 27 of the Prospectus – In the second sentence, please clarify whether charges are deducted from the policy value pro rata.

Response: A cross reference has been included to refer the reader to more information about how charges are deducted from the policy value pro rata.

28.     Comment: On page 28 of the Prospectus, “Waiver of Surrender Charges Rider” and “Cash Value Enhancement Rider” – The fee table indicates a charge for a representative male non-tobacco age 45. Please state here what causes those charges to vary. This comment also applies to the Extended No-Lapse Guarantee rider on page 29.

Response: The requested changes have been made. Please note that the Extended No-Lapse Guarantee rider has been removed and is no longer applicable.

29.     Comment: Under “Supplemental Term Insurance Rider - in paragraph (a) of the formula on the top of page 31 of the Prospectus, with respect to the reference to “the current value in the applicable account”, please clarify what is meant by the “applicable account.” Also, in the second to last paragraph under this section – What happens with current charges after the fifth policy year? Please also address whether the guaranteed charges are higher or lower for the term insurance versus the policy.

Response: The requested changes have been made.

30.     Comment: With respect to the “Overloan Protection Benefit Rider” the Prospectus states that the Rider is subject to a one-time charge of a percentage of policy value. Please state that the charge is 3.5% of policy value.

Response: The requested change has been made.

31.     Comment: Under “General Rules and Limitations” on page 34 – Please revise this sentence to clarify that all material rights and obligations under the policy and riders are disclosed in the Prospectus rather than referring to the riders themselves. With respect to the statement that “All supplemental riders may not be available in your state,” please describe all state variations in the prospectus. Those can be included in an appendix.

Response: The section “General Rules and Limitations” has been revised to be a section entitled “Additional Information” which indicates where an individual can refer any questions they have regarding the policy. We have also revised the Prospectus to include any applicable state variations. We believe that all material rights and obligations under the policy and riders are disclosed in the Prospectus.

32.     Comment: Under “What is a Policy Loan?”:

a.

In the second paragraph, the Prospectus states that “interest will be charged on the loan at an adjustable loan interest rate declared by the company.” Please disclose that the maximum rate is the greater of the Moody’s Corporate Bond Yield average and 3%.

b.

Also in that paragraph, the Prospectus states that “On a guaranteed basis in no event will the interest credited be more than 1% lower than the Traditional Loan interest rate.” Please try to revise this wording to be in plain English.

c.

Please state that because amounts borrowed do not participate in the investment experience of the subaccounts this can affect the death benefit and policy value whether or not the loan is repaid. See Item 10(b) of Form N-6.

d.	Please disclose that policy loans equal to or in excess of cash surrender value will nullify the no-lapse guarantee.

e.	Also, please describe the purpose of loans – that they are a way to access policy value without the taxes and surrender charges associated with withdrawals.

Response: The requested changes have been made.

33.     Comment: Under “How Can I Withdraw Money from the Policy?” – please disclose how partial withdrawals affect the death benefit and state that a partial withdrawal processing fee will be imposed on the amount withdrawn. See Item 9(c) of Form N-6.

Response: The requested changes have been made.

34.     Comment: Under “Can I Choose Different Payout Options under the Policy?” In the first two paragraphs, there are references to the wording “as set forth in your policy.” Please make sure all material terms are disclosed in the Prospectus.

Response: We believe all material terms are disclosed in the Prospectus.

35.     Comment: Under “Tax Impact of Choosing a Payment Option” – please describe the tax consequences here or in the tax section.

Response: The requested changes have been made.

36.     Comment: Under “How do I Communicate with Penn Mutual?” – Under the paragraph following the bulleted list, it states that “Our business day currently ends at 5:00 p.m. Eastern Time.” Please clarify that anything after 4 p.m. will be considered received the next business day.

Response: The requested changes have been made to clarify that orders after 4 p.m. will be considered as received the next business day.

37.     Comment: On page 42, under “Penn Mutual Variable Life Account”, in the last paragraph, consider adding more detail about how the registrant might substitute or how they might add or close subaccounts, merge subaccounts, or combine subaccounts under the Investment Company Act of 1940 to give additional flexibility.

Response: The requested details have been added in this section.

38.     Comment: Under “Voting Shares of the Investment Funds”, please also state that shares of the funds that the Company owns will be voted in the same proportion as shares for which voting instructions are received.

Response: The requested disclosure has been added in this section.

39.     Comment: In Appendix A, where there is a statement that the general account is not subject to the provisions of the 1933 and 1940 Acts, please clarify that disclosures in the Prospectus regarding the fixed account are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

Response: The requested changes have been made in Appendix A.

40.     Comment: Please note the statement in Appendix A that “You may allocate premium payments and policy value to one of five Indexed fixed accounts” – Should this be “each” of five Indexed fixed accounts?

Response: The requested change has been made to indicate that amounts may be allocated to each of the indexed fixed accounts.

41.     Comment: With respect to the caps on the participation rate – please disclose that the cap will not change once the segment term begins. Please also disclose how owners will be informed of the initial cap and participation rate as well as changes in caps and participation rates when a segment is expiring.

Response: The requested changes have been made.

42.     Comment: On Page A-2, please note the statement that “At the maturity date of a Segment, the Index Credit Enhancement is equal to the Monthly Average Segment Value multiplied by the index performance, multiplied by the Index Credit Enhancement Percentage.” Should the reference to index performance be revised to reference segment performance?

Response: We believe the requested disclosure is accurate as currently described.

43.     Comment: In the table on page A-2, third column – Please clarify that this is the guaranteed segment minimum interest rate. Also for the monthly asset charge percentage, please provide annualized percentages.

Response: The requested changes have been made.

44.     Comment: In the paragraph that follows the table on page A-2 – Per Item 5(a) of Form N-6, please state that the asset charge is a percentage of policy value in the applicable index account. Briefly explain what is provided in consideration for the charge, taking into account that not all fixed accounts have the charge. Please also explain the extent to which the charge can be modified from what is disclosed in the table. Are those guaranteed or current charges in the table? Lastly please state the asset charge could cause the policy value to decrease, even if the S&P 500 experiences positive growth.

Response: The requested changes have been made.

45.     Comment: Please disclose in the next paragraph on segment maturity what owners should do when a segment is maturing. Do they provide instructions to reallocate? If not what is the default? Do they stay in the same account or rollover to something else?

Response: The requested changes have been made to clarify that amounts will be allocated based on instructions on file, as applicable.

46.     Comment: On page A-2, with respect to the statement that “The index performance is equal to the growth of the S&P 500 Index…” – Should this be a reference to segment performance rather than index performance? This comment also applies in the example that follows.

Response: We believe the requested disclosure is accurate as currently described.

47.     Comment: Please confirm supplementally that the index returns, caps and participation rate assumptions in each example are reasonable in light of current and anticipated market conditions and policy sales.

Response: We confirm that the index returns, caps and participation rate assumptions in each example are reasonable in light of current and anticipated market conditions and policy sales.

48.     Comment: Following the example, please disclose what happens if a partial withdrawal or a loan is taken from an indexed account in the middle of the term, including how the segment value is calculated, as of the date of withdrawal and whether any index interest is credited to the amount withdrawn. Please provide an example.

Response: The requested changes have been made.

49.     Comment: On page A-4, with respect to the reference to the one year point to point crediting strategy- Please disclose that because the company relies on a single point in time to calculate index interest, an owner might not receive any index credits or just the 1% minimum, even if the S&P 500 has experienced gains throughout most or some of the segment term.

Response: The requested changes have been made.

50.     Comment: On page A-4, please clarify whether the “Indexed Loan Account” is one of the indexed accounts described above or a separate indexed account. Please disclose the minimum guaranteed cap for the indexed account, and explain that owners will be informed of the current cap prior to taking out a loan.

Response: The requested changes have been made.

51.     Comment: Under the last sentence with respect to indexed loans – there is a reference to the minimum rate guarantee held for the full segment duration, but the minimum rate is 0% -It is confusing to suggest that an owner might want to allocate to this account. Please delete. Please disclose that amounts in the traditional loan account will never be charged more than 1% but amounts in the indexed loan account may be charged up to 5%.

Response: The minimum rate has been revised to 1%. Disclosure has been added which indicates that amounts in the traditional loan account will never be charged more than 1% but amounts in the indexed loan account may be charged up to 5%.

52.     Comment: Please explain how interest index is calculated at the end of the segment if amounts are allocated in the middle of the segment as part of a loan repayment.

Response: An explanation of the interest calculation has been included in Appendix A as requested.

53.     Comment: Please put the financial statements into the Rule 485(b) filing.

Response: The financial statements will be included in the Rule 485(b) filing.

54.     Comment: Please file any participation agreement in the Rule 485(b) filing.

Response: Penn Mutual Variable Life Account I invests only in the series of Penn Series Funds, Inc. Because Penn Series Funds, Inc. is sponsored by companies affiliated with Penn Mutual Life Insurance Company, there are currently no participation agreements in effect between the company and Penn Series Funds, Inc.

55.     Comment: With respect to Exhibit q, please confirm that all insurance procedures relating to the policy upon which the company is claiming exemption under Rule 6e-3(T) are set forth in this memorandum.

Response: We confirm that all insurance procedures relating to the policy upon which the company is claiming exemption under Rule 6e-3(T) are set forth in this memorandum.

*    *    *    *    *

Please contact the undersigned 212-309-6353 with any questions you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger